Exhibit 4.11

DATE 29 FEBRUARY 2012

ESSO PETROLEUM COMPANY, LIMITED

and

COSAN S/A INDÚSTRIA E COMÉRCIO

______________________________________________________________

Agreement for the sale and purchase

of shares in

Comma Oil & Chemicals Limited

______________________________________________________________

AN AGREEMENT dated 29 February 2012 by and between:

(1)	Esso Petroleum Company, Limited, a company incorporated under the laws of England whose registered office is at ExxonMobil House, Ermyn Way, Leatherhead, Surrey KT22 8UX (the “Vendor”); and

(2)
COSAN S/A INDÚSTRIA E COMÉRCIO, a publicly traded company, duly Incorporated and existing under the laws of the Federative Republic of Brazil, with its headquarters at Avenida Juscelino Kubitscheck, 1327, 4° andar, City of Sao Paulo, State of Sao Paulo, enrolled with the Brazilian Tax Authorities under the number CNPJ 50.746.577/0001-15 (the “Purchaser”), each a "Party" and collectively the "Parties".

RECITALS

A.
Comma Oil & Chemicals Limited (the “Company”) is a limited liability company incorporated under the laws of England, with registration number 02075698, and whose registered office is at Dering Way, Gravesend, Kent DA12 2QX.

B.	The Vendor is the owner of 100% of the share capital of the Company.

C.	The Vendor and the Purchaser entered into a Confidentiality Agreement with Cosan Combustíveis e Lubrificantes SA dated 18 April 2011.

D.
A Confidential Information Memorandum regarding the Company dated 31 March 2011 was provided by the Vendor to the Purchaser (or an affiliate of the Purchaser on its behalf) and the Purchaser has completed its due diligence process.

E.	The Vendor wishes to sell and the Purchaser wishes to purchase shares representing 100% of the issued share capital of the Company on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

CLAUSE 1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless there is something inconsistent in the subject or the context, the following words and expressions shall have the meanings as set out below:

“Accounts” means, for the financial period on and as of the Accounts Date, the audited balance sheet and profit and loss accounts of the Company including the reports, notes and documents annexed to them and together with all documents which are required by law to be attached to them;

"Accounts Date" means 31 December 2010;

"Affiliate" means:

(i)	with respect to the Vendor:

(a)	Exxon Mobil Corporation;

(b)
any company or partnership in which Exxon Mobil Corporation now or hereafter owns or controls, directly or indirectly, more than 50% of the ownership interest having the right to vote or appoint its directors/managers or functional equivalents (an “Affiliated Company”);

(c)	any joint venture in which Exxon Mobil Corporation or an Affiliated Company is the operator,

(together the "ExxonMobil Group"); and

(ii)
with respect to the Purchaser, any company, legal entity or partnership which (a) controls either directly or indirectly the Purchaser or (b) which is controlled directly or indirectly by the Purchaser, or (c) is directly or indirectly controlled by a company, other legal entity or partnership which directly or indirectly controls the Purchaser. “Control” (including the terms “controlled by” and “under common control with”) for the purposes of the immediately preceding sentence and when used with respect to any specified company, partnership or legal entity, means the power to direct or cause the direction of the management and policies of the company, partnership or legal entity, whether through the ownership directly or indirectly of more than 50% of the voting securities, by contract or otherwise.

As from Completion the Company shall be considered for this purpose an Affiliate of the Purchaser;

"Agreement" means this agreement, including recitals, schedules and annexes;

“Applicable Law” means all laws, statutes, rules, regulations, official directives and orders of any Governmental Authority (whether administrative, legislative, executive or otherwise) including judgments, orders and decrees of courts, commissions or bodies exercising similar functions;

"Benefits" and "Benefit Plans" means the benefits described in Schedule 1;

"Business Day" means a day (except Saturdays and Sundays and public holidays) when deposit-taking banks are open in Sao Paulo, London and New York for the business of over-the-counter deposit-taking;

“Claims" means any pending or threatened suit, claim, action or litigation with any party or any administrative, arbitration or governmental proceeding, investigation or inquiry affecting the Company;

"Company" means Comma Oil & Chemicals Limited;

 “Competition Laws” means the antitrust, competition and similar laws of the United Kingdom or of any other applicable jurisdiction, and applicable amendments and regulations to such laws;

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with the provisions of this Agreement;

"Completion Date" means 00:00 UK time on the date when this Agreement is to be completed as determined under Clauses 4.3 and 4.4;

"Conditions Precedent" means the conditions set out in Clause 4.1;

"Confidential Information Memorandum" means the confidential information memorandum referred to in Recital D above;

"Current Accounts Period" means the period starting 1 January 2011 until and including the Completion Date;

"Data Room" means the Project Cinnamon data room hosted by lntralinks, Inc. and containing documents relating to the Company, as indexed in Schedule 2;

"Deed of Cessation and Apportionment" means the deed of cessation and apportionment relating to the Defined Benefit Pension Scheme in a form agreed by the Vendor, the Company and the trustees of the Defined Benefit Pension Scheme before the Execution Date, which shall be dated and delivered at Completion, and under which the Company ceases to be an associated employer under the Defined Benefit Pension Scheme and its liabilities under the Pension Trust Deed and Sections 75 and 75A of the Pensions Act 1995 are discharged and apportioned to the Vendor;

“Defined Benefit Pension Scheme” means the defined benefit pension scheme of the Company, governed and administered under the Pension Trust Deed;

"Disclosure Letter" means the letter of even date from the Vendor delivered to the Purchaser;

"Downpayment" means a cash downpayment of £6,000,000, representing an amount equal to 10% of the Purchase Price;

“Due Diligence Materials" means the materials and documents disclosed to the Purchaser in the Data Room or otherwise and listed in Schedule 2 and as contained in the DVD that will be provided to the Purchaser on the Execution Date;

"Employees" means all employees of the Company at the Completion Date;

"Encumbrances" means all encumbrances (whether monetary or not) and any other legally binding arrangement or agreement the effect of which is the creation of security;

"Environment" means living organisms (including humans and the ecological systems of which they form a part) and the following media (alone or in combination):

(i)	air (including without limitation air within buildings and air within other natural or man-made structures, whether above or below ground);

(ii)	water (including without limitation water on, under or within land, or in drains or sewers, and coastal and inland waters);

(iii)	land (including land under water); and

(iv)	in the case of man includes his property;

"Environmental Laws" means all applicable laws and Legislation (including, but not limited to, liabilities pursuant to relevant civil law, common law and all statutes, codes, directives and the like and all rules, regulations, orders or statutory guidance made thereunder) concerning Environmental Matters;

"Environmental Liabilities" means losses, costs, expenses (including any irrecoverable value added taxes thereon), actions, proceedings, claims, demands, damages and any liability und.er Environmental Laws in relation to Environmental Matters, including any liability (whether actual or contingent) to investigate, make good, repair, reinstate, treat, clean up or otherwise remediate any of the Property or Hazardous Substances elsewhere which have emanated from the Property or any equipment of the Company which have .arisen .from activities or non-performance of the Company or for which the Company is held responsible, including at any property at any time owned or occupied or made use of by the Company and irrespective whether the cause for the liability has been known or should have been known or understood by the Company or its directors or managers or agents or employees;

"Environmental Matters" means pollution of the Environment including, but not limited to noise, emissions, deposits, discharges, spills and releases of Hazardous Substances into air, water, sewage systems and land and the manufacture, processing, distribution, use, treatment, storage, disposal, transport, transmission and handling of Hazardous Substances or matters otherwise relating to the health and safety of any person or damage to the environment, property or assets;

"Excluded Information" means the information which is excluded from the sale, including the Vendor's or its Affiliates' manuals, information, programmes and related documentation designated “Restricted Distribution”, “Proprietary”, “ExxonMobil Restricted Distribution”, “ExxonMobil Proprietary” or “ExxonMobil Use Only” and/or manuals, information, programmes and related documentation listed in Schedule 3, as such schedule may be updated by the Vendor prior to the Completion Date (with prior written notice to the Purchaser) to include additional restricted distribution, proprietary and private labelled manuals, information, programmes and related documentation;

"Execution Date" means the date of this Agreement;

"ExxonMobil Captive Insurers" has the meaning ascribed to it in Clause 10.1(b);

"ExxonMobil Policies" has the meaning ascribed to it in Clause 10.1;

"ExxonMobil Trademarks" means service marks, trademarks, logos, emblems, trade dress, applications for registration of marks, mark registrations, and other indicia of origin, including the names and marks ESSO, EXXONMOBIL, the Tiger Design, and such other names, domain names, marks, logos, emblems, trade dress, and other indicia of origin as ExxonMobil and its Affiliates (other than the Company) may from time to time own in connection with marketing lubricants and other products and associated services that are used by the Company as of the Completion Date;

"Final Contribution" means the contribution due from the Company to the Defined Benefit Pension Scheme under the current schedule of contributions in respect of the calendar month immediately preceding the Completion Date.

“Final Purchase Price” means the Purchase Price adjusted in accordance with Clause 13;

“Final Values” has the meaning ascribed to it in Clause 3.6(a);

"GAAP" means generally accepted accounting principles in the United Kingdom applied consistently with the practices, including reasonable accounting judgments of the Company;

"GEMA Contracts" means the GEMA EM Contracts and the GEMA Third Party Contracts;

“GEMA EM Contracts” means contracts under which, as at the Execution Date, the Company sells GEMA Products to Affiliates of the Vendor being:

(i)	a materials outline agreement A2198125 dated 1 June 2009 between (1) ExxonMobil lubricants & Specialties Europe, a division of ExxonMobil Petroleum & Chemical b.v.b.a, and (2) the Company; and

ii)	a purchase agreement number A2104082 dated 7 August 2007 between (1) ExxonMobil Asia Pacific Private Ltd, and (2) the Company,

each as amended from time to time;

“GEMA Products” means Mobil-branded products sold under the Global ExxonMobil Ancillary programme;

“GEMA Third Party Contracts” means contracts under which the Company sells GEMA Products to companies which are not Affiliates of the Vendor, as amended from time to time;

“Governmental Authority” means (a) the European Commission, (b) a federal, provincial or municipal government or a government of any other state or political subdivision thereof and (c) any court of law or government department, commission, autarchic entity agency, board, bureau or arbitration tribunal of such federal, provincial, municipal or other government subdivision;

"Gravesend Site" means the freehold land and buildings shown edged with red on the plan of title number K419376 filed at the Land Registry and being Comma Works, Mark Lane, Gravesend, Kent;

"Hazardous Substances" means all pollutants, contaminants and hazardous, flammable and toxic, radioactive, corrosive or caustic substances or otherwise hazardous substances, materials and waste whether solid, liquid, gaseous or vapour and whether alone or in combination with any substances and whether or not such pollutant, contaminant, substances, material or waste is referred to specifically in or regulated under any of the Environmental Laws;

“Indemnity Claim” means a claim made by the Vendor, the Vendor's Affiliates or the officers, directors or employees of the Vendor and its Affiliates against the Purchaser in respect of the indemnities referred to in Clause 7;

"Initial Period" means the period beginning on the Completion Date and ending at the end of the day before the first anniversary of the Completion Date;

“Inter-Affiliate Contracts” means contracts or other arrangements or agreements (whether for the supply of goods, services or otherwise) between the Company and the Vendor or any of its Affiliates;

"Inter-Affiliate Payables" means any amount, including interest-bearing loans, owing at the Completion Date by the Company to the Vendor or to any Affiliate of the Vendor, however arising, including interest thereon, and whether or not already due for payment;

"Inter-Affiliate Receivables" means any amount, including interest-bearing loans, owing at the Completion Date by the Vendor or any Affiliate of the Vendor to the Company, however arising, including interest thereon, and whether or not already due for payment;

"Interim Period" means the period from the date of this Agreement up to and including the Completion Date;

"Legislation" means any enactment, law, subordinate legislation, rule, regulation, ordinance, order or decree in force, enacted, passed or approved by any Governmental Authority or Public Authority, including those of a territory or country outside the United Kingdom; any permits, codes of practice, circulars, guidance notes and the like; judgments, notices, orders, directions, decisions, instructions or awards of any competent Governmental Authority or Public Authority;

"Longstop Date" means the date that is one year from the Execution Date;

“Lubricants Distribution Agreement” means an agreement between the Company and ExxonMobil Petroleum & Chemical b.v.b.a in respect of the distribution by Comma of Mobil-branded lubricants in the United Kingdom

“Material Contract” has the meaning given to such term in Clause 6.2(f);

"Material Supply Arrangements" means:

(i)	the supply of group I base oils to the Company by ExxonMobil Petroleum & Chemical b.v.b.a;

(ii)	the supply of group Ill base oils to the Company by B & N Oil and Chemicals:

(iii)	the supply of additives to the Company by Chevron Oronite and Lubrizol;

(iv)	the supply of barrels to the Company by Grief;

(v)	the supply of HDPE to the Company by ExxonMobil Chemical Limited for the purposes of blow-moulding packs; and

(vi)	the supply of glysantin to the Company by BASF Aktiengesellschaft and BASF SE;

"Multi-National EM Contract" means any contract or other arrangement or agreement (whether for the supply of goods, services or otherwise) between the Company and a third party which is multi-national, regional or global in scope and by virtue of this is applicable to, and entered into by the parties thereto in consideration of its applicability to the Vendor’s Affiliates other than just the Company;

“Order” means any judgment, order, injunction, decree, writ, permit or licence of any Public Authority or binding arbitration;

"Person" includes trusts, natural persons, firms or partnerships, companies, corporations or other entities which are given, or are recognised as having, legal personality by the law of any jurisdiction, country, state or territory, unincorporated bodies and associations (including, without limitation, joint ventures and consortia), any emanation of a sovereign state or government, whether national, provincial, local or otherwise, any international organisation or body (whether or not having legal personality), and any other juridical entity, in each case wherever resident, domiciled, incorporated or formed;

"Pension Trust Deed" means the Replacement Definitive Trust Deed (also known as the Second Definitive Deed) for the Comma Oil & Chemicals Ltd Pension and Assurance Scheme dated 27 January 2005 and the rules annexed thereto, as both have been subsequently amended from time to time;

"Pensions Regulator" means the body corporate established under Part 1 of the Pensions Act 2004;

"Property" means all real property, including land and buildings on the land, owned,  leased, licensed, or otherwise occupied or controlled by the Company at any time;

"Public Authority" means any governmental (central, state, provincial, local or other), regulatory, judicial or other competent authority in any part of the world, including without limitation (i) any authority responsible for the administration or collection of any tax; (ii) any body or self-regulating authority with responsibility for any or all parts of the energy sector in the United Kingdom, (iii) any body or other self-regulating authority with responsibility for planning and related legislation in the United Kingdom; and/or (iv) any person appointed by any of the entities referred to in (i) to (iii) to carry out an investigation or an enquiry;

"Purchase Price" means £60,000,000;

“Purchaser’s Bank Account” means the account held by the Purchaser with the following details:

Account number:	***/**/********
Branch: 2002-B
Account: ****.***.-*
Beneficiary Bank:	Banco Bradesco SA
            Av. lpiranga, 210, 2SL, República, Sao Pãulo- SP, Brazil
Swift:	BBDEBRSPSPO
Correspondent Bank:	National Westminster Bank PLC- London
135 Bishopsgate, London, England
(EC2M 3UR), United Kingdom
Swift:	NWBKGB2L

or such other account as the Purchaser may from time to time designate for the purposes of this Agreement;

"Purchaser Warranties" means the warranties set out in Clause 6.14;

"Sale Shares" means 100% of the issued share capital of the Company as of the Execution Date, being 679,875 ordinary shares of £1 each;

“Special Contributions” means any amount(s) contributed to the Defined Benefit Pension Scheme by the Company solely in order to make up a deficit in the amount of assets compared to the liabilities of the Defined Benefit Pension Scheme which shall exclude, for the avoidance of doubt, regular contributions to the Defined Benefit Pension Scheme in respect of the cost of ongoing service pension accruals of members;

"System Information" means all financial and business information of the Company that is held in systems of the Vendor or Affiliates of the Vendor but shall not include Vendor's Technical Information;

"Taxes" means any past, present or future taxes, including (without limitation) ‘green’ or environmental taxes, corporation tax, income tax, value added tax and all other transactional or turnover taxes, levies, customs, excise and other duties (including stamp duties), contributions, charges, fees, deductions or withholdings of any nature by any tax agency or other emanation of a sovereign state or government, whether national, federal, regional, provincial, local or otherwise, and wherever imposed, levied, collected, withheld or assumed, and include any interest, penalty, fine or surcharge payable in connection with any of the above, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes, capital gain taxes, social contribution taxes, payroll taxes and employee withholding taxes, unemployment insurance taxes, payroll and employee withholding taxes, social security taxes, and "tax" and "taxation" are to be construed accordingly;

"Tax Liabilities" means losses, costs, expenses, actions, proceedings, claims, demands, damages and any other liability in relation to Taxes, including legal costs and including US taxes due from or in respect of the Company;

“Three Months Dollar LIBOR" means in relation to any day in respect of which an interest rate is to be determined, the relevant day being the first Business Day of the relevant period for which an amount of interest is to be calculated:

(i)
the three month London Interbank offered rate for deposits in sterling, calculated by the British Bankers’ Association and quoted on the "LIBOR01" page on the Reuters Monitor Money Rates Service (or such other page as may replace such page on such service for the purpose of displaying London Interbank offered rates for sterling deposits) at or about 11.00 a.m. London time on the relevant day; or

(ii)
if no such rate is reported at the relevant time on the relevant day, the arithmetic mean (rounded upwards to four decimal places) of the rates quoted by the principal London offices of Lloyds TSB Bank plc, Barclays Bank plc and HSBC Bank plc to prime banks in the London Interbank market at or about 11.00 a.m. London time on the day for three month sterling deposits; or,

(iii)	if the rates in (i) and (ii) above are, for any reason, not available on the relevant day, such comparable rate as the Parties may agree.

Any interest calculation using this definition shall be based on the number of days for the relevant period divided by 360 for the actual number of days elapsed;

"Transaction" means the transaction contemplated by this Agreement;

"Vendor's Bank Account" means the bank account held by the Vendor at Bank of America N.A., London, and with the following details:

Account number:            **** ********

IBAN number: GB65 BOFA 1650 5031 9470 15

SWIFT BIC CODE: BOFAGB22

or such other account as the Vendor may from time to time designate for the purposes of this Agreement;

"Vendor's Technical Information" means technical information used in the Company’s business at the Completion Date, that is owned or controlled (in the sense of having the right to grant licences thereunder without accounting to others) by the Vendor or Affiliates of the Vendor and made available to the Company prior to Completion Date except for technical information that:

(i)	at the Completion Date is in the public domain; or

(ii)	after the Completion Date becomes a part of the public domain through no fault of the Purchaser or the Company (but only after and only to the extent that it becomes a part of the public domain); or

(iii)	was in the possession of the Purchaser at the Completion Date and which the Purchaser without breach of any obligation is free to disclose to third parties; or

(ii)	was received by the Purchaser or the Company after the Completion Date from a third party who had the lawful right to disclose it to third parties.

For the purpose of this definition, specific detailed information shall not be deemed to be within the foregoing exceptions merely because they are embraced by more general information in the public domain or in the possession of the Purchaser or received by the Purchaser or the Company after the Completion Date.

In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because information about individual components is separately in the public domain or in the possession of the Purchaser or received by the Purchaser or the Company after the Completion Date but only if the combination itself and its principle of operation are in the public domain or, without restriction on disclosure, in the lawful possession of the Purchaser or received by the Purchaser or the Company after the Completion Date;

"Warranties" means the warranties set out in Clauses 6.1 and 6.2 and "Warranty" is to be construed accordingly; and

"Warranty Termination Date" means the date that is one year after the Completion Date.

1.2
Except where the context requires otherwise or where there would be a conflict with the express terms of this Agreement, references to any Legislation or provision of any Legislation shall be construed as references to that legislation or provision as re-enacted, amended, extended, consolidated or replaced from time to time before the Execution Date, and includes any order, regulation, instrument or subordinate Legislation made under the relevant Legislation.

1.3	The table of contents and headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.4
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, references in this Agreement to Clauses, paragraphs and schedules are to Clauses, paragraphs and schedules to this Agreement.

1.5
In this Agreement, the use of one gender shall include the other and the singular number shall include the plural and vice versa. In particular, references to “its Affiliates” with respect to the Vendor and similar terms in the plural shall be understood to include any single Affiliate of the Vendor.

1.6
All periods which are expressed to commence on one date and end on another, or to fall between two dates, are inclusive of the first day and exclusive of the last day.  All dates and periods of time referred to in this Agreement, or which are to be calculated as a result of any provision of this Agreement, are dates and periods by reference to, and are to be calculated by reference to, the Gregorian calendar.

1.7	In this Agreement, references to a time of day are to UK time and references to a day are to a period of 24 hours running from midnight on the previous day.

1.8
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, in this Agreement "writing" and "written" both include facsimile transmissions, telex, cable, telegrams and all other methods of reproducing or communicating in visible and permanent form including communications by electronic mail.

1.9
The expressions "ordinary course of business" or "business in the ordinary course" mean the ordinary and usual. course of business of the Company, materially consistent (including nature and scope) with the prior practice of the Company.

CLAUSE 2.	SALE AND PURCHASE

Subject to the provisions of this Agreement:

2.1	the Vendor shall sell and the Purchaser shall purchase the Sale Shares free from Encumbrances and together with all benefits, rights, liabilities and obligations now or hereafter attaching to them;

2.2
as part of this Transaction, the Purchaser shall pay, or shall procure that the Company shall pay, to the Vendor (or the relevant Affiliate of the Vendor, as the case may be) the value of the Inter-Affiliate Payables in accordance with Applicable Law; and

2.3
as part of this Transaction, the Vendor shall pay or shall procure that its Affiliates shall pay to the Company, as the case may be, the value of the Inter-Affiliate Receivables in accordance with Applicable Law.

CLAUSE 3.	CONSIDERATION

3.1	The consideration for the sale of the Sale Shares shall be payment by the Purchaser of the Purchase Price which shall be adjusted in accordance with Clause 13.

3.2	The Purchaser shall pay to the Vendor the Downpayment immediately on signing this Agreement by means of a cash transfer in immediately available funds into the Vendor's Bank Account.

3.3
Subject to the provisions of this Agreement (including without limitation Clauses 4.3 and 4.4), the Vendor shall give the Purchaser at least five Business Days’ notice of the Completion Date and shall provide the Purchaser with:

(a)	notice of any adjustments to the Purchase Price required pursuant to Clause 13 and the Final Purchase Price due reflecting those adjustments; and

(b)	a schedule of the provisional values of the Inter-Affiliate Payables and the Inter-Affiliate Receivables at such date, in the form set out in Schedule 5.

3.4	On the Completion Date:

(a)	the Purchaser shall pay the Final Purchase Price; and

(b)	the Purchaser shall, or shall procure that the Company shall, pay the provisional value of the Inter-Affiliate Payables,

each as notified pursuant to Clause 3.3, to the Vendor's Bank Account by means of a cash transfer in immediately available funds; and

(c)	the Vendor shall pay, or shall procure that its relevant Affiliates shall pay to the Company the provisional value of the Inter-Affiliate Receivables as per the schedule referred to in Clause 3.3(b) by means of a cash transfer in immediately available funds.

3.5	Within 30 Business Days from the Completion Date the Vendor shall:

(a)
determine the final values at Completion Date of the Inter-Affiliate Payables and Inter-Affiliate Receivables, taking into account any properly and duly documented Inter-Affiliate Payables or Inter-Affiliate Receivables not identified in the provisional schedule provided by the Vendor under Clause 3.3(b) (the "Final Values"); and

(b)	deliver to the Purchaser a complete list of the Final Values in the form set out in Schedule 5.

Within the following 10 Business Days:

(i)
if the Final Values are not contested by the Purchaser, (A) the Vendor shall (or shall procure its Affiliates shall), or (B) as the case may be, the Purchaser shall (or shall procure the Company shall), make payment to the relevant Party of any difference between the Final Values and the provisional values paid under Clause 3.4(b) and 3.4(c);

(ii)
if the Final Values are contested by the Purchaser to the extent that such objections represent an aggregate value of no less than £50,000, the Purchaser shall submit its contests and explanations to the Vendor and the Parties shall try to amicably settle their disagreement within the following 10 Business Days. In the event of such settlement, (A) the Vendor shall (or shall procure Its Affiliates shall), or (B) as the case may be, the Purchaser shall (or shall procure the Company shall), within a further 10 Business Days make payment to the relevant party of the agreed difference between the Final Values and the provisional values paid under Clause 3.4(b) and 3.4(c); or

(iii)
if the Parties are unable to settle all disagreements with respect to the Final Values within the first 10 Business Day period described in paragraph (ii), any such matters remaining in dispute shall be submitted to KPMG LLP in London, and the Parties shall instruct such firm that the determination of such firm with respect to such disagreements and the Final Values shall be completed within 20 Business Days after the submission to such firm. Such determination shall, absent manifest error or fraud, be final and binding upon the Parties, and (A) the Vendor shall (or shall procure its Affiliates shall) or (II) as the case may be, the Purchaser shall (or shall procure that the Company shall) make payment to the relevant Party of any difference between the Final Values as determined by KPMG LLP and the provisional .values paid under Clause 3.4(b) and (c), in each case within 10 Business Days after the making of such determination. The fees, costs arid expenses of KPMG LLP shall be split equally between the Parties. In case the Parties do not reach an agreement as to the scope of work or set of documents to ·be provided to KPMG LLP, the matter shall be referred to arbitration under Clause 16.

3.6
If any amount required to be paid under this Agreement is not received by its due date then such amount shall bear interest at the rate per annum of Three Month GBP LIBOR plus 4% for the period from the relevant due date for payment up to but excluding the date of actual payment, after as well as before judgment.

3.7
Payments between the Parties under this Agreement, unless otherwise agreed, shall be made in immediately available funds to and received in the Vendor's Bank Account or the Purchaser's Bank Account, as the case may be, and other payments to be made under this Agreement shall be made in accordance with the payment instructions of the other Party.

3.8
Inter-Affiliate Payables or Inter-Affiliate Receivables for which payment is made pursuant to Clauses 3.4 and/or 3.5 will be considered settled, assumed, discharged or assigned, as the case may be, upon receipt of payment and the relevant Party shall provide written confirmation of such, or shall procure that the Company or their Affiliates, as the case may be, provide such written confirmation.

3.9
The Purchaser shall procure that the Company shall pay the Final Contribution to the Defined Benefit Pension Scheme in accordance with the current schedule of contributions, and no later than 19th of the month in which Completion occurs.

CLAUSE 4.	CONDITIONS PRECEDENT AND COMPLETION

4.1	Completion is subject to and conditional on compliance with the following conditions:

(a)	Execution of a Deed of Cessation and Apportionment by all the parties thereto.

(b)
No legislation or Order shall have been enacted, entered, promulgated or enforced by any court or other Public Authority which prohibits the Transaction or has the effect of making the Transaction illegal.

(c)
That the Warranties that are to be made at the Completion Date as determined by Clause 6.4 are true and correct in all material respects as of the Completion Date, (or whether there is a failure for a Warranty or Warranties to be true and correct in all material respects, that such failure does not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets or financial condition of the Company greater than £1 ,000,000), and the Vendor shall have delivered to the Purchaser a certificate of a duly authorised officer of the Vendor, dated the Completion Dale, to such effect.

(d)
That all of the agreements, undertakings and covenants of the Vendor to be performed prior to Completion pursuant to this Agreement shall have been duly performed in all material respects, (or whether there is a failure to duly perform such agreement, undertaking and/or covenant in all material respects, that such failure does not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets or financial condition of the Company greater than £1,000,000), and the Vendor shall have delivered to the Purchaser a certificate of a duly authorised officer of the Vendor, dated the Completion Date, to such effect.

(e)
That since the Accounts Date, there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that (after taking into account any actions of the Company or the Vendor to mitigate such effects) has had, or would reasonably be expected to have a material adverse effect on the business, assets or financial condition of the Company greater than £1,000,000, (provided that effects of or changes in general political, economic, financial, capital market or industry-wide conditions) including changes in interest rates or applicable foreign exchange rates) shall not be taken into account in determining whether such a material adverse effect has occurred), and the Vendor shall have delivered to the Purchaser a certificate of a duly authorised officer of the Vendor, dated the Completion Date, to such effect.

4.2	The Vendor agrees that it shall keep the Purchaser informed of progress with regard to satisfaction of the Condition Precedent set out at Clause 4.1 (a).

4.3	Completion shall take place:

(a)	on the first day of the fourth month following the Execution Date, or

(b)
if (i) the Conditions Precedent are not each satisfied or waived, either by agreement between the Parties or, where a Party has the sole responsibility to provide satisfaction, by the other Party alone, by or on such date, or (ii) the Parties agree that Completion should be delayed in order to allow the Purchaser time to complete activities relating to the continuation of the Company's business and operations on and from Completion, on the first day of the first month following the date on which (A) the Conditions Precedent are each satisfied and (B) the Parties agree that Completion should proceed, provided that

(I)
in circumstances where Completion has not taken place pursuant to paragraphs (a) or (b) above, and the Conditions Precedent are each satisfied or waived by the first day of the seventh month following the Execution Date, then Completion shall take place on such date; and

(II)
and in the event that the Conditions Precedent are not satisfied or waived by the first day of the seventh month following the Execution Date, and subject to Clause 4,13 Completion shall take place on the first day of the first month following the date on which the Conditions Precedent are each satisfied or waived.

4.4
If the day on which Completion shall take place pursuant to Clause 4.3 Is not a Business Day, then the Parties agree that all actions to be performed under Clause 4.6, in addition to payment of the amounts provided in Clause 3.4, shall be taken on the Business Day immediately prior to that date and, following the performance of these actions (including payment), title and ownership of the Sale Shares shall be transferred effective on the Completion Date.

4.5	Completion shall take place at a location in the United Kingdom selected by the Vendor in its sole discretion.

4.6	On or before the Completion Date (as provided in Clauses 4.3 and 4.4):

(a)	the Purchaser shall:

(i)	comply with its obligations under Clause 3.4(a) and (b);

(ii)
deliver a certified copy of the resolution adopted by the board of directors of the Purchaser authorising the Transaction and the execution and delivery by the officers specified in the resolution of (A) this Agreement, and (B) any other documents referred to in this Agreement as being required to be delivered by it;

(iii)	deliver a certified copy of the resolution(s) passed by the shareholders of the Purchaser authorising the Transaction;

(iv)	deliver if required, a certified copy of any power of attorney under which any document required from the Purchaser under this Clause 4.6 is executed on behalf of the Purchaser; and

(v)
provide written confirmation for itself and for and on behalf of the Company that the provisional values of all Inter-Affiliate Receivables identified in the provisional schedule provided by the Vendor pursuant to Clause 3.3(b) have been paid in full (together with interest due thereon), with a written release in respect of the final value of the Inter-Affiliate Receivables to be provided on payment thereof pursuant to Clause 3.5; and

(b)	the Vendor shall, provided it has verified that the Purchaser has complied with its obligations under Clause 3.4(a) and (b):

(i)	comply with its obligation under Clause 3.4(c);

(ii)
provide written confirmation for itself and for and on behalf of its relevant Affiliates that the provisional values of all Inter-Affiliate Payables identified in the provisional schedule provided by the Vendor pursuant to Clause 3.3(b) have been paid in full (together with interest due thereon), with a written release in respect of the final value of the Inter-Affiliate Payables to be provided on payment thereof pursuant to Clause 3.5;

(iii)	deliver transfers of the Sale Shares executed by the registered holder in favour of the Purchaser;

(iv)	deliver the share certificates in respect of the Sale Shares in the name of the registered holder;

(v)	deliver the Company’s share register reflecting the Purchaser as the owner of the Sale Shares; and

(vi)	deliver if required, a certified copy of any power of attorney under which any document required from the Vendor under this Clause 4.6 is executed on behalf of the Vendor.

4.7
The Purchaser shall, or shall procure that the Company shall, act diligently and expeditiously and use its best endeavours in order to procure the registration of the transfer of the Sale Shares as soon as possible after Completion.

4.8
In addition to taking the actions and executing and delivering the documentation set out in Clause 4.6, the Parties agree to cooperate with each other to execute and deliver such other documents (if any) as shall reasonably be necessary or desirable to carry out the sale and purchase of the Sale Shares pursuant to this Agreement and the intent of the Parties as reflected herein.

4.9
The Purchaser agrees that the Vendor may retain copies of all books and corporate records that contain information of the Company and all other copies of accounting books and records prepared in connection with the financial statements of the Company.

4.10
The Vendor shall procure that on or before Completion the Company is released from all rights and obligations under (i) Multi-National EM Contracts, (ii) Inter-Affiliate Contracts, and (iii) GEMA Third Party Contracts, except in relation to:

(a)	contracts, arrangements or agreements that automatically terminate upon the relevant Company ceasing to be an Affiliate of ExxonMobil;

(b)
any contract, arrangement or agreement pursuant to which, before Completion, goods and/or services had been ordered but not delivered in which case such contract, arrangement or agreement shall continue only in respect of the obligations which the Company and the Vendor (or the relevant Affiliate of the Vendor) have in respect of such goods and/or services and after fulfilment of such obligations the Company shall be released from all rights and obligations under the relevant contract, arrangement or agreement as applicable; and

(c)	any Inter-Affiliate Payables and Inter-Affiliate Receivables (which are to be dealt with in accordance with Clause 3.5).

4.11
The Purchaser acknowledges and agrees that all services provided to the Company by the Vendor or any of its Affiliates will be terminated and will stop at Completion and shall be arranged for by the Purchaser at its discretion for the period thereafter.

4.12	If the respective obligations of the Vendor or the Purchaser under Clauses 3.4 and 4.6 are not complied with on the Completion Date, the non-defaulting Party may:

(a)
defer Completion until a new date of its choice after consultation with the other Party (in which. case this Clause 4,12(a) will apply to Completion as so deferred) but not beyond the Longstop Date; or

(b)	waive all or any such requirements and proceed to Completion as far as practicable (without limiting its rights, whether under this Agreement or otherwise); or

(c)	terminate this Agreement by notice in writing to the other Party, but only in circumstances where the other Party has materially failed to comply with the requirements of Clauses 3.4 and 4.6.

4.13
If the Conditions Precedent have not been satisfied or waived, either by agreement between the Parties or, where a Party has the sole responsibility to procure satisfaction, by the other Party alone, by the Longstop Date then this Agreement shall terminate and the provisions of Clause 4.14 shall apply provided however that if, prior to the Longstop Date, either Party has initiated any action or proceeding challenging such termination and/or seeking to exercise any equitable remedies to compel that other Party to perform its obligations under this Agreement, no such termination shall be effective until the later of (i) the Longstop Date and (ii) the date that is 30 days after the date on which any applicable court or arbitration panel shall have finally determined that the other Party is entitled to terminate this Agreement pursuant to its terms.

4.14	If this Agreement is terminated In accordance with Clause 4.12(c), Clause 4.13 or Clause 21:

(a)
the Vendor shall refund to the Purchaser as soon as reasonably practicable or otherwise as provided in this Agreement the Downpayment provided that if the Purchaser is in breach of any material provisions of this Agreement, the Vendor may retain a portion of the Downpayment equal to the amount of damages incurred by the Vendor as a result of such breach (without prejudice to any other remedies available under this Agreement or under Applicable Law);

(b)
all obligations of the Parties under this Agreement shall end at the time of termination, except for those expressly stated herein to continue provided all rights and liabilities of the Parties which have accrued before termination shall continue to exist; and

(c)
Clauses 9.12, 11 (Confidential Information and Vendor's Technical Information), 12 (Software), 15 (Costs), 16 (Applicable Law and Dispute Resolution), 17 (Business Ethics), 18 (Export Controls and Trade Sanctions), 19 (Entire Agreement), 20 (Assignment), 22 (Notifications), 23 (Variations), 24 (Further Assurance), 25 (Remedies and Waivers), 26 (Third Party Beneficiaries) and 28 (Severability) shall survive termination.

4.15
With effect from the Completion Date (or, if later, the relevant release date) and as between the Parties and their Affiliates, none of the Company, the Purchaser, the Vendor or any of their Affiliates shall (other than in respect of adjustments to the value of Inter-Affiliate Payables and Inter-Affiliate Receivables made in accordance with this Agreement) have any right of action or remedy in respect of any moneys owed or pre-Completion matters terminated under Clauses 4.6(a)(v) and 4.10, except for post-Completion obligations of confidentiality and use under Clause 11 (Confidential Information and Vendor's Technical Information).

4.16	The Purchaser agrees that:

(a)
within a reasonable period after the Execution Date, the Vendor shall procure that the Company issues an announcement in a form agreed between the Vendor and the Purchaser to the Employees who, on the Execution Date, are also active members of the Defined Benefit Pension Scheme and any such announcement shall explain the changes to the Employees' pension arrangements that will take effect on and from the Completion Date; and

(b)	it shall contribute to any such notice by providing an explanation of the arrangements the Purchaser shall put in place to comply with its obligations under Clauses 9.1, 9.2 and 9.3.

CLAUSE 5.	THE INTERIM PERIOD

5.1	During the Interim Period, the Vendor shall:

(a)
use its powers as shareholder of the Company (but without prejudice to the fiduciary or other duties of any director of the Company) to cause the Company to operate its businesses in the ordinary and usual course, within ordinary expense limits, provided that the Vendor shall not be in breach of the foregoing provision in respect of any commercially reasonable steps the Company may take during the Interim Period:

(i)	to reduce in its books the levels of Inter-Affiliate Payables and Inter-Affiliate Receivables; and

(ii)
to withdraw, on the date of Completion, as a participating employer in the Defined Benefit Pension Scheme and to do all such things as are reasonable (including, but not limited to, making amendments to the Pension Trust Deed) such that, from the date of Completion, the Company no longer has any obligations or liabilities in relation to the Defined Benefit Pension Scheme (apart from the obligation to pay any contributions that have fallen due but remain unpaid as at the date of Completion to the trustees of the Defined Benefit Pension Scheme);

(b)
use its powers as shareholder of the Company (but without prejudice to the fiduciary or other duties of any director of the Company) to procure as far as possible that that the Company uses its commercially reasonable endeavours to preserve intact its business organisations, keep available the services of its officers and employees, and maintain satisfactory relationships with any and all Governmental Authorities, suppliers, distributors or customers;

(c)
subject to any relevant confidentiality obligations to third parties, promptly notify the Purchaser in writing of (i) any Claims known to the Vendor; and (ii) any events (other than general events of an economic, political, legal or regulatory nature that should reasonably be known to the Purchaser), in each case that may reasonably be expected by the Vendor to have a significant adverse economic impact on the situation of the Company (being an event which may reasonably be expected by the Vendor to have an adverse economic impact on the Company exceeding £500,000) up to the Completion Date;

(d)	use its reasonable endeavours to assist the Purchaser in arranging (at the Purchaser’s expense) for appropriate insurance for the Company to become effective on Completion;

(e)	use its reasonable endeavours to assist the Purchaser in achieving material completion of the material steps necessary to enable transfer of System Information;

(f)
procure that the Company provides to the Purchaser monthly management financial reports and copies of the quarterly financial statements for the Company and such other aggregate information with respect to the business and properties ·of the Company as the Purchaser may from time to time reasonably request, provided the obligation contained in this paragraph (f) shall only apply to the extent that:

(i)	such requests by the Purchaser shall not unduly interfere with the business and operations of the Company or the Vendor;

(ii)	the provision of the information does not contravene any Applicable Law, including without limitation any Competition Laws;

(iii)	the information requested is in the form normally prepared and maintained by the Company; and

(iv)	such requests are coordinated through the applicable representatives of the transition committee referred to in Clause 5.4(a).

(g)
procure that the Company delivers to the Vendor prior to the date of Completion all the documents in its possession or control that relate to the Defined Benefit Pension Scheme, including, but not limited to:

(i)
the Defined Benefit Pension Scheme's current governing documentation and other documents that have governed the Defined. Benefit Pension Scheme and all other trust documents of the Defined Benefit Pension Scheme (or copies of such documents if the Company is not in possession or control of the originals);

(ii)	annual reports, accounts and actuarial valuations relating to the Defined Benefit Pension Scheme;

(iii)	booklets, announcements and other circulars that have at any time been issued to all or some members of the Defined Benefit Pension Scheme;

(iv)	all records affecting the calculation and payment of benefits to or in respect of the members of the Defined Benefit Pension Scheme (and persons who would be members if still living); and

(v)
correspondence and documents relating to dealings with Her Majesty's Revenue & Customs, the Inland Revenue, Occupational Pensions Board, Department of Social Security, Contributions Agency, Occupational Pensions Regulatory Authority, Pensions Registry, Pensions Ombudsman, the Pensions Regulator, the Pension Protection Fund, the Department for Work and Pensions or any other regulatory or supervisory body provided that in the event that the Company needs to retain copies of documents that relate to the Defined Benefit Pension Scheme as set out above for a specified purpose it will provide a list of such documents to the Vendor before Completion.

(h)
not agree with the trustees of the Defined Benefit Pension Scheme any increase in the amounts due from the Company under the schedule of contributions that would have the effect of increasing the amount of the Company's Final Contribution above to more than 21.5% of pensionable pay.

5.2
During the Interim Period, to the extent permitted by Applicable Law and except with the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed, and in any event which shall be deemed to have been given if the Purchaser has not responded to the Vendor's written request for consent within 15 Business Days after receipt by the Purchaser) the Vendor shall not:

(a)	dispose of, enter into an agreement to dispose of, grant an option over, or grant any interest in, or encumbrance over, any Sale Shares;

(b)	increase, reduce or otherwise alter the Company’s corporate capital in any way or allow the Company to buy back or agree to buy back shares or other securities in the corporate capital of the Company;

(c)	except with respect to the Defined Benefit Pension Scheme, carry out any merger, acquisition, joint venture or dissolution involving the Company;

(d)	amend or permit the amendment of the memorandum or articles of association of the Company (except for the purposes of implementing this Agreement and the Transaction);

(e)
adopt any new employee benefits plan or any change to the rules of the Benefits currently in effect or to the labour policies currently enforced by the Company except with respect to the Defined Benefit Pension Scheme; or

(f)	change in any material respect the Company’s accounting, commercial, treasury and finance practices and/or policies unless required by Applicable Law or by GAAP.

5.3
During the Interim Period, to the extent permitted by Applicable Law and except with the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed, and in any event which shall be deemed to have been given if the Purchaser has not responded to the Vendor's written request for consent within 15 Business Days after receipt by the Purchaser) the Vendor shall procure that the Company shall not:

(a)
incur any monetary obligation or monetary liability in excess of £75,000 individually, except (i) taxes payable and trade payables in connection with purchase of goods and services, (ii) in connection with the payment of payroll expenditures of, payments with respect to pension plan contribution obligations made by, or payment of sums due under the Pension Trust Deed and applicable UK pensions legislation to the Defined Benefit Pension Scheme as they come due by, the Company, (iii) in connection with any payment or judicial deposits made in respect of pending litigation or other claims, (iv) capital expenditures for fixed assets which are permitted under paragraph (c) below, and (v) any other category of expenses agreed in writing by the Purchaser, in each case ·in the ordinary course of business;

(b)	establish any entity, acquire or sell any participation (including silent partnerships) in other entities or incurring the obligation to acquire or sell such participation;

(c)	undertake any capital expenditures for fixed assets not required by Applicable Law, except for ordinary course capital expenditures not exceeding £100,000 in aggregate;

(d)
issue, grant or sell any shares, options, rights, warrants or similar instruments with respect to any of the share capital of, or member interests (or other applicable equity interests) in the Company, or enter into any hedging or derivatives;

(e)	hire, fire or revoke the employment of any Employee whose annual gross compensation exceeds £60,000, except in the ordinary course of business or except if such firing or revocation is for cause;

(f)	enter into any new contract with a third party for services to be provided to the Company that will have any material impact after the Completion Date;

(g)
enter into any guarantee of obligations of any Affiliate of the Vendor (other than commercial guarantees by the Company of their own performance obligations to third parties or their businesses) or releasing (except after the payment In full of such obligations) any Affiliate of the Vendor from any obligations payable to the Company;

(h)	acquire any Person or business, or divest any portion of the business of the Company or enter into any binding agreement, letter of intent or similar arrangement with respect to the foregoing;

(i)	sell, transfer, lease or otherwise dispose of or acquire any assets exceeding £25,000 in aggregate, except in the ordinary course of business;

(j)
change, to the detriment of the Company, the terms of any contract that gives rise to Inter-Affiliate Payables or Inter-Affiliate Receivables from those that have been disclosed to the Purchaser prior to the Execution Date;

(k)	enter into any new contract that gives rise to Inter-Affiliate Payables or Inter-Affiliate Receivables;

(l)
amend the interest on any interest-bearing inter-company loans except on terms consistent with arm's length loan principles and in line with past practice reasonably applied by the Company and the Affiliates of the Vendor;

(m)
make any payment of any kind (including, but not limited to, any payment out of a member's account, special interest payment, capital reduction, distribution or payment of any consulting, advisory, management, service, directors, monitoring or other fee, bonus or payment of any kind) to the Vendor or any of its Affiliates (other than the Company), other than a payment for goods received or actual services rendered at arm's length terms and conditions;

(n)	assume or incur any Indebtedness with a duration longer than 12 months, or enter into any material indemnity arrangement or material guarantee;

(o)
make or change any Tax election, make a substantive amendment to any Tax return or enter into any agreement in respect of Taxes, including the settlement of any Tax controversy involving more than £10,000, adopt or change of any accounting method in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(p)	waive any amount owed to the Company by the Vendor or any of its Affiliates;

(q)	create or suffer to exist any Encumbrance over its assets in favour of the Vendor or any of Its Affiliates;

(r)
conduct its cash management customs and practices (including the collection of receivables and the payment of payables) other than the ordinary course of business consistent with ·past practice and with prudent cash management practices; or

(s)	enter into any binding agreement or commitment to do any of things referred to in (a) through (s) above, unless permitted to do so under the described limitation.

5.4	The Vendor and the Purchaser agree that:

(a)
after the Execution Date, a transition committee comprising representative of the Purchaser and representatives of the Vendor (in consultation with the Company's management) will be established which shall meet on a monthly basis or as otherwise required during the Interim Period in order to facilitate the implementation of the Transaction;

(b)
the transition committee referred to in paragraph (a) is not intended to take on any functions of management of the Company but will nonetheless provide a forum for the Parties to liaise and, where lawful to do so, coordinate on all appropriate and reasonable matters in order to:

(i)	provide the Purchaser with an update as to the status of the business of the Company during the Interim Period;

(ii)	facilitate compliance with the terms of this Agreement during the Interim Period;

(iii)	subject to Clause .4.1 0, develop a plan with respect to continuing the commercial relationships of the Company (including with respect to the

Material Supply Arrangements) beyond the Completion Date and creating new commercial relationships (if required) and which plan shall include:

(A)	extending the respective terms of the existing GEMA EM Contracts; and

(B)
discussions between the Purchaser and the Vendor relating to the future supply by the Company to the Purchaser of certain GEMA Products for resale in countries where the Purchaser is, as of the Execution Date, under contract with Affiliates of the Vendor to sell Mobil-branded lubricants with a view to concluding such discussions and reaching agreement on such future supply by the Completion Date;

in each case subject to agreement on terms and conditions of the respective contract or contracts and provided that, other than using its reasonable endeavours to assist the Purchaser in developing such a plan and in entering into such discussions, the vendor shall have no obligation or liability to ensure that any such commercial relationships are commenced, extended or continued and makes no representation with respect thereto; and

(iv)	facilitate an orderly change of ownership at Completion: and

(c)
during the Interim Period, the Purchaser shall have the right to discuss the Company's business plan with the Company's management and the Vendor shall, upon three (3) days prior notice, provide the Purchaser with necessary access to the Company's management, provided that such Purchaser's right shall not unduly interfere with the business and operations of the Company.

(d)
the Vendor shall procure that subject to agreement on its terms and conditions the Lubricants Distribution Agreement is entered into by the parties thereto as soon possible following the Execution Date and, in any case, no later than at Completion.

5.5	During the period from the Execution Date to the earlier of (i) the Completion Date, and (ii) the date this Agreement is terminated in accordance with its terms,

(a)
the Vendor shall not and shall procure that the Company and their respective Affiliates, officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents of the Company and the Vendor shall not take any action to, directly or indirectly, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchaser (and its· representatives), concerning any purchase of any equity securities of the Company or any merger, asset sale, recapitalisation or similar transaction involving the Company;

(b)
the Vendor shall not vote its equity securities in the Company in favour of any purchase of any share capital of the Company, or any merger, asset sale, recapitalisation or similar transaction involving the Company;

(c)
the Vendor shall notify the Purchaser as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, the Vendor or the Company, as the case may be, with respect to paragraph (a) above and shall describe in reasonable detail the identity of any such Person and, the substance and material terms of any such contact and the material terms of any such proposal; and

(d)
the Vendor shall promptly enforce its rights (or procure that its applicable Affiliates to enforce their rights) under any confidentiality agreements specifically entered into with any Persons· (other than the Purchaser or its Affiliates) with respect to the potential purchase by such Person of the shares of the Company, including, to the extent permitted under such confidentiality agreements, by requesting that any such Persons return (or destroy, and certify such destruction) any confidential information regarding the Company that was provided to such Persons.

CLAUSE 6.	WARRANTIES AND UNDERTAKINGS

6.1	The Vendor warrants that:

(a)
it (i) is a duly organised and validly existing limited liability company established under the laws of England, and (ii) has full corporate and legal power and authority to enter into and perform its obligations under this Agreement and any other agreement which it is required to enter into hereunder;

(b)
the Company (i) is a duly organised and validly existing limited liability company established under the laws of England, and (ii) has full corporate and legal power and authority to own its own assets and carry on its business as presently conducted;

(c)
it has full legal and beneficial ownership of the Sale Shares being sold and transferred to the Purchaser pursuant to this Agreement and that the Sale Shares constitute the whole of the issued, allotted and fully paid up share capital of the Company;

(d)	it shall be entitled at the Completion Date to transfer the full legal and beneficial ownership of the Sale Shares free of Encumbrances to the Purchaser, subject to the terms of this Agreement;

(e)	there is no agreement, arrangement or understanding to create or give any Encumbrance of any nature whatsoever over or in respect of the Sale Shares;

(f)
nobody has the right to call for the allotment, issue, sale or transfer of any share or loan capital of the Company under any option or other agreement (including conversion rights and rights of pre-emption);

(g)
the execution of this Agreement has been duly and validly approved by the directors of the Vendor and all necessary corporate consents have been, or will be, obtained to enable it to perform its obligations under this Agreement;

(h)
this Agreement, assuming the due execution and delivery hereof by the Purchaser, has been duly executed and delivered by the Vendor and constitutes a legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting the enforcement of creditors' rights generally and to general equitable principles;

(i)
the execution, delivery and performance of this Agreement do not and will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrances on any of the properties or assets of the Vendor or the Company under:

(i)	any provision of the certificate of incorporation or by-laws or the comparable organisational documents of the Vendor or the Company; or

(ii)	any Applicable Law binding upon the Vendor or the Company or by which any of their respective properties or assets may be bound; and

(j)
The Vendor has timely filed, caused to be timely filed or shall cause to be timely filed on behalf of the Company (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all Tax returns that are required to be filed by, or with respect to, the Company on or prior to the Completion Date, and all such Tax returns are or will be true, correct and complete in all respects. All Taxes due and payable (i) with respect to taxable periods or portions thereof prior to the Accounts Date, (ii) with respect to taxable periods or portions thereof after the Accounts Date but prior to the Completion Date relating to any activity outside of the ordinary course of business and (iii) so far as the Vendor is aware, with respect to taxable periods or portions thereof after the Accounts Date but prior to the Completion Date relating to any activity in the ordinary course of business, in each case, with respect to the income, assets and operations of the Company, have been timely paid in full (other than corporation tax instalments payments falling under the Vendor's group payment arrangement which will be allocated by the Vendor to the Company following Completion). So far as the Vendor is aware, all other Taxes not yet due and payable by the Company for all taxable years or other taxable periods or portions thereof ending on or before the Accounts Date have been accrued in accordance with GAAP and have been identified on the Accounts prepared on a consistent basis in accordance with GAAP .

6.2	The Vendor further warrants that, so far as the Vendor is aware and except as disclosed to the Purchaser:

(a)	the Accounts have been prepared on a consistent basis in accordance with GAAP and

(i)	the balance sheet included in the Accounts fairly presents, in all material respects, the financial condition of the Company at the Accounts Date; and

(ii)
the profit and loss statement included in the Accounts fairly presents, in all material respects, the results of the operations and cash flows of the Company and the changes in its financial condition for the periods indicated;

(b)	since the Accounts Date, the Company has been managed and operated in the ordinary and usual course;

(c)
there is no event (other than general events of an economic, political, legal or regulatory nature that should reasonably be known to the Purchaser) that may reasonably be expected by the Vendor to have a material adverse economic impact on the situation of the Company during the Current Accounts Period; for the purposes of this Clause 6.2(c), an event shall be deemed to be material to the Company if it is reasonably expected by the Vendor to have an adverse impact on the Company exceeding £500,000;

(d)
the Company is not engaged in any material litigation (or series of related litigation) or other material proceedings or hearings which, if found against the Company, might reasonably be expected to have an adverse economic impact on the Company exceeding £500,000 in aggregate;

(e)
the Company does not have any claims, obligations, liabilities or indebtedness (whether absolute, accrued, contingent or otherwise) that would be required by GAAP to be set forth in the Accounts, except for (i) claims, obligations, liabilities or indebtedness set forth in the Accounts or specifically disclosed in the footnotes thereto, and (ii) accounts payable to trade creditors and accrued expenses incurred subsequent to the Accounts Date in the ordinary course of business consistent with past practice;

(f)
Schedule 6 sets forth a list of each of the 16 most significant contracts of the Company, measured by way of the aggregate annual amount of payments to or by the Company pursuant to each such contract (each contract a "Material Contract") and each Material Contract is in full force and effect and there exists no default or event of default by the Company or any other party to any such contract with respect to any material term or provision of any Material Contract;

(g)	the Company is in compliance in all material respects with all Applicable Laws;

(h)
there is no labour strike, dispute, slowdown or stoppage actually pending or threatened in writing against or involving the Company, no union is currently certified, and there is no union representation question and no union or other organisational activity existing or threatened with respect to the operations of the Company, and the Company has not experienced any material labour difficulty or work stoppage during the last three years, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted, and the Company is not subject to or bound by any collective bargaining or labour union agreement applicable to any Person employed by the Company and no collective bargaining or labour union agreement is currently being negotiated by the Company;

(i)
the Company (i) has not received notice of, or otherwise has not been the subject of, an audit or other examination of Taxes from the tax authorities of any nation, state or locality, (ii) has not received any written notices from any taxing authority relating to any issue which could affect the Tax liability of the Company, (iii) has not entered into (or has been requested to enter into) an agreement extending any statute of limitations relating to the payment or collection of Taxes of the Company that has not expired, and (iv) is not presently contesting the Tax liability of the Company before any court, tribunal or agency;

(j)
there are no tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any predecessor or affiliate thereof and any other party (including Vendor and any predecessors or affiliates thereof) under which the Purchaser or the Company could be liable for any Taxes or other claims of any party after Completion;

(k)	the Company has not been included in any "consolidated," "unitary", "group" or "combined" Tax return with respect to Taxes for any taxable period for which the statute of limitations has not expired;

(l)
the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after Completion as a result of any accounting method change or agreement with a taxing authority executed on or prior to the Completion Date;

(m)
The Gravesend Site constitutes the only parcel of real property that is owned, used, leased, licensed or otherwise occupied or controlled by the Company in the conduct of its business and operations. The Company is the sole legal and beneficial owner of the Gravesend Site, and has good and marketable title to the Gravesend Site;

(n)
Schedule 1 sets forth a complete list of the principal Benefit Plans of the Company. The Vendor has made available to the Purchaser all material details of the Benefit Plans. Each Benefit Plan has been operated in all material respects in compliance with its terms; and

(o)
all amounts due and payable by the Company into the Defined Benefit Pension Scheme have been fully paid by the Company in accordance with the schedule of contributions other than the Final Contribution.

6.3	The Purchaser agrees that:

(a)
no warranty, assurance or other commitment by the Vendor is made nor shall be implied in relation to the Sale Shares or this Agreement beyond the Warranties expressly provided in Clauses 6.1 and 6.2; and

(b)
neither the Vendor nor any of its Affiliates makes or has made any representation, warranty assurance or other commitment to the Purchaser or to any of its representatives with respect to any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or future financial condition of the Company (or any component thereof).

6.4	The Warranties are given once at the Execution Date and are repeated at the Completion Date, other than the Warranties at Clauses 6.2(f) and 6.2(h) which will be given once at the Execution Date.

6.5
Subject to Clauses 6.9 and 6.10, the Warranties and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not be extinguished or affected by Completion, except by a specific and duly authorised written waiver or release by the Purchaser. Save in the case of fraud, the Vendor undertakes to the Purchaser not to make or pursue any claim against the Company or its officers, employees or agents in connection with assisting the Vendor in giving the Warranties and/or entering into this Agreement.

6.6
Each of the Warranties is to be construed as a separate and independent Warranty and is not to be limited or restricted by reference to, or inference from, the provisions of any other Warranty or anything else, whether in this Agreement or otherwise.

6.7
For the purposes of Clause 6.2, a matter shall be treated as being within the awareness of the Vendor if it was within the actual awareness of those employees of the Vendor or its Affiliates listed in Schedule 4 after making such enquiry and investigation as could reasonably be expected given the confidentiality restrictions on each respective employee.

6.8	The maximum aggregate liability of the Vendor:

(a)	in respect of all claims under the Warranties set out in Clause 6.1 shall be an amount equal to 100% of the Purchase Price; and

(b)	in respect of all claims under the Warranties set out in Clause 6.2, shall be an amount equal to 10% of the Purchase Price.

6.9	The Purchaser agrees that no Warranty claim shall be made against the Vendor:

(a)	in respect of any amount less than £100,000;

(b)
unless the aggregate value of Warranty claims totals at least £1,000,000 in which case all such duly notified claims, including claims previously notified, shall accrue against and be recoverable from the Vendor; and

(c)	which has not been notified in reasonable detail by the Purchaser to the Vendor on or before the Warranty Termination Date.

6.10
If it is found, on or before the Warranty Termination Date, that any of the Warranties made by the Vendor in this Agreement were in any material respect untrue, misleading, incorrect or unfulfilled, then:

(a)	the Purchaser shall deliver to the Vendor a notice in writing seeking to recover from the Vendor the amount of damages suffered;

(b)	the notice referred to in paragraph (a) shall

(i)	describe in reasonable detail the underlying facts (including, but not limited to, the amount of reasonably anticipated damage) of the claim for breach of Warranty to the extent then known; and

(ii)
shall be delivered to the Vendor within 30 Business Days after (A) the Purchaser actually became aware of the claim for breach of Warranty, or (B) receipt by the Purchaser of a notice of Claim made or threatened to be made by any third party or authority which may give rise to a claim for breach of Warranty.

6.11
The Purchaser shall have no Claim against the Vendor for any indirect or consequential losses (other than losses in relation to the engagement of advisers) or lost profits suffered by the Purchaser or its Affiliates (including the Company) for breach of warranty or otherwise.

6.12	The Purchaser acknowledges and agrees that:

(a)	the Vendor has made available to the Purchaser, for purposes of due diligence, the Confidential Information Memorandum and the Due Diligence Materials;

(b)	it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company, its activities and the Properties; and

(c)
the due diligence investigation undertaken by the Purchaser and its experts (including disclosure of the Confidential Information Memorandum and the Due Diligence Materials) shall be taken into account in determining whether there has been any breach of any of the Warranties, to the extent information relating to such breach or inaccuracy was made available prior to signature of this Agreement in the Confidential Information Memorandum or the Due Diligence Materials.

6.13
The Purchaser undertakes that prior to Completion neither it nor any of its Affiliates will enter into any agreement relating to the resale of the Sale Shares or the sale by the Company of any of the Company’s assets.

6.14	The Purchaser warrants that:

(a)
it is a corporation duly organised and validly existing under the laws of the country of its incorporation as referred to in this Agreement, with power and authority to enter into and perform its obligations under this Agreement;

(b)
the execution of this Agreement has been duly and validly approved by the directors of the Purchaser and all necessary corporate consents have been, or will be, obtained to enable it to perform its obligations under this Agreement;

(c)
this Agreement, assuming the due execution and delivery hereof by the Vendor, has been duly executed and delivered by the Purchaser and constitutes a legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles;

(d)	save for the consent(s) required under Clause 4.1, all necessary consents have been, or will be, obtained to enable it to perform its obligations under this Agreement; and

(e)	the choice of the law of England to govern this Agreement is valid and would be recognised and given effect by the courts of the country of its incorporation.

6.15	The Purchaser Warranties are given once at the Execution Date and are repeated at the Completion Date.

6.16	Notwithstanding any other provision of this Agreement, the Purchaser acknowledges and agrees:

(a)
that the Property has been used for industrial purposes including processes relating to the manufacture, storage, distribution and marketing of petroleum and petroleum based products and other chemicals, and that the soil and sub-soil of the Property and land and water adjacent thereto and drains, sewers, pipes, water courses and water table at, under or in the vicinity of the Property may have been contaminated by oil or other Hazardous Substances;

(b)	that the Vendor gives no warranty or representation as to the state and condition of the Property or facilities, or land or water adjacent thereto, or their suitability for any future use;

(c)
that any obligation (whensoever arising) to investigate or to carry out remedial work on the soil, sub-soil, drains, sewers, pipes, water courses and water table at, under or adjacent to the Property (including in respect of ground water or any property in the vicinity to which any contamination may have spread from the Property) may give rise to an Environmental Liability of the Company and that neither the Vendor nor its Affiliates nor any of their officers, directors, managers, employees, agents or insurers shall have any liability in respect of the same including under this Agreement;

(d)
not to submit, and to procure that there are not submitted by any of the Purchaser's Affiliates (now or in the future) or by any other Person, to the Vendor or its Affiliates or their directors, managers, employees, agents or insurers any Claims relating in any way to any investigation or to the state and condition of any of the Property and drains, sewers, pipes, water courses and water table at, under or adjacent to the Property (including in respect of ground water or any property in the vicinity to which any contamination may have spread from the Property) against the Vendor or any of the Affiliates of the Vendor, or any of their officers, directors, managers, employees, agents or insurers;

(e)	that from the Completion Date no insurance cover will be provided to the Purchaser or the Company under any of the ExxonMobil Policies;

(f)
no Claim shall be made by or through the Purchaser or by any of the Purchaser's Affiliates under any of the ExxonMobil Policies provided by or for the benefit of any of the Affiliates of the Vendor; and

(g)
that, to the extent permitted by Applicable Law, it will procure that the Company shall not use or convey any Property to be used for residential, hospital or other health care, playground, school or other educational or agricultural uses unless the Property has been remediated to (i) the standards required by Applicable Law for such use or, (ii) in the absence of such standards, generally accepted risk based standards.

6.17
The Vendor agrees to procure that a relevant Affiliate will take part in discussions with the Purchaser and the Company within 90 days of the Completion Date relating to the licencing by such Affiliate of certain GEMA Products with a view to permitting (on terms and conditions to be agreed between the relevant parties) the future supply by the Company to the Vendor and/or Affiliates of the Vendor and/or distributors of the Vendor and/or distributors of Affiliates of the Vendor of such GEMA Products for resale in certain countries where the Purchaser is not, as of the Execution Date, under contract with Affiliates of the Vendor to sell Mobil-branded lubricants.

CLAUSE 7.	INDEMNITY

7.1
Subject to the provisions of Clause 14.1 and the following provisions of this Clause 7, the Purchaser shall indemnify, keep indemnified and hold harmless the Vendor, the Vendor's Affiliates and the officers, directors, managers and employees of the Vendor and its Affiliates (together, the “Indemnitees”) against any claim, liability or loss of whatever nature (including any legal costs relating thereto) arising directly or indirectly out of the Company’s ownership or operation of its businesses or of any of its assets and received or arising prior to, on or after the Completion Date.

7.2
Without prejudice to the generality of the provisions of Clause 7.1, the Purchaser shall indemnify, keep indemnified and hold harmless the Indemnitees from and against all Environmental Liabilities (including any legal costs relating thereto) arising directly or indirectly from, or in connection with, or as a result of any of the following:

(a)
any Environmental Matter or any Environmental Law relating in any way to the Property, or the activities of the Company, or any act or omission, neglect or default (whether before or after the date of this Agreement) of the Company, the Purchaser or any of the Purchaser's Affiliates relating to the Property, or any officer, director, manager, employee or agent thereof, or any person for whom such company is vicariously liable;

(b)	the carrying out, or failure to carry out of any investigation or remedial works in relation to Environmental Matters whether before or after the Execution Date; and

(c)
any claim made by or through the Purchaser, or the Company or any person subrogated to the Purchaser's rights, including its insurer, against any of the ExxonMobil Policies provided by or for the benefit of any of the Vendor and its Affiliates, including any claims for reinsurance, retrospective premium payments or prospective premium increases.

7.3
The Vendor shall inform the Purchaser in writing of any claim (together with full particulars in relation to each such claim, and related information as the Purchaser may reasonably request) by any third party which comes to the notice of the Vendor, or any

Affiliate of the Vendor, whereby it appears that the Purchaser is or might reasonably be considered to become liable under an Indemnity Claim (a “Third Party Claim”) within thirty days from the day on which such claim comes to the notice of the Vendor or Affiliate of the Vendor (as the case may be).

7.4
The Purchaser shall have conduct in relation to the legal defence of any Third Party Claim, except in circumstances where the Vendor reasonably believes that its interests or reputation is or could be compromised by such Third Party Claim in which case the Vendor shall have sole conduct in relation to such legal defence.

7.5	No indemnity given by the Purchaser or its Affiliates to the Indemnitees under this Agreement shall become effective unless and until Completion occurs.

7.6	The Indemnitees shall not be entitled to bring an Indemnity Claim:

(a)
which arises, in whole or in part, or is increased as a result of any fraudulent act or omission or fraudulent misrepresentation by the Vendor or any of its Affiliates, or by the officers, directors or executive, managerial, professional or technical employees of any of them; or

(b)	with respect to breaches of Warranties by the Vendor for which notice is given by the Purchaser on or before the Warranty Termination Date.

CLAUSE 8.	TRADEMARKS

8.1
The Purchaser shall procure that the Company shall debrand and phase out the use of any ExxonMobil Trademarks as soon as practicable after the Completion Date and shall in any event ensure that no ExxonMobil Trademark is used by the Company or any of its agents, customers, distributors or other resellers after a period of 30 days from the Completion Date, other than in relation to products sold or distributed under:

(i)	the Lubricants Distribution Agreement; and

(ii)	the GEMA EM Contracts,

for each of which the trademark provisions in those contracts shall continue to apply.

8.2	The Purchaser agrees that all ExxonMobil Trademarks will remain the property of the Vendor and/or the Vendor's Affiliates.

8.3
The Purchaser shall indemnify, keep indemnified and hold harmless the Vendor and its Affiliates against any losses, costs, damages and expenses they incur or suffer as a result of the use of the ExxonMobil Trademarks by the Company after Completion.

CLAUSE 9.	PERSONNEL

9.1	The Parties recognise, as between them, that the change in ownership of the Company shall not release the Company from:

(a)
any of its obligations in relation to the continued employment of its Employees (including any Employees of the Company on secondment to another entity on the Completion Date), on their current terms and conditions; and

(b)
honouring its obligations under or in respect of any existing Benefit Plans,(with the exception of the Defined Benefit Pension Scheme) including obligations in relation to Employees and former Employees.

9.2	The Purchaser undertakes:

(a)	to ensure that:

(i)
all Employees will be treated in a professional and fair manner and that the employment terms and conditions (excluding pension benefits, in relation to which .the Purchaser will comply with paragraph 9.2(b)) of all Employees will be no less favourable than the employment terms and conditions of such Employees as at the Execution Date for at least the Initial Period; and

(ii)
the Company continues to apply in a professional and fair manner all employment policies, guidelines and programmes (including bonus schemes) which .apply to Employees as at the Execution Date and that any discretion reserved to the Company, in such policies, guidelines and programmes will be exercised in a manner consistent with the previous practice of the Company, for at least the Initial Period;

(b)
to offer to all Employees with effect on and from Completion membership of a scheme which is a registered pension scheme for the purposes of Chapter 2 of Part 4 of the Finance Act 2004. The rates of the Company's and Employees’ contributions to such scheme shall be determined by the Purchaser in accordance with its reasonable assessment of market practice, provided that:

(i)
the Company's aggregate contributions for each Employee during the Initial Period shall be no less than 15% of the relevant Employee's annual pensionable pay (including without limitation base pay and, where applicable, shift allowance, overtime and sales commission), subject to appropriate pro rata reduction where such Employee leaves service during the Initial Period; and

(ii)
the maximum monthly contribution that each Employee shall be required to make during the Initial Period shall be 6.5% of his or her monthly pensionable pay (although, for the avoidance of doubt, contributions in excess of 6.5% may be made by each Employee on a voluntary basis, but this shall not affect the contribution of 15% to be made by the Company);

(c)
in case during the Initial Period the Purchaser will need to implement a selection process for the purposes of redundancy, to ensure that Employees will be given no less favourable an opportunity in respect of and in comparison to any employees of the Purchaser and its Affiliates in the United Kingdom; and:

(d)
in case the Purchaser enters into any sale agreement(s) during the Initial Period with a third party, or parties, for the sale of some or all of the Property, business and/or the assets of the Company, (each a “Relevant Sale Agreement”) and such Relevant Sale Agreement would at its completion constitute a transfer of an undertaking to a third party either by virtue of the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003 or otherwise, to ensure that the Relevant Sale Agreement contains terms under which the relevant third party makes the· same undertakings to the Purchaser as are made by the Purchaser to the Vendor under this Clause 9.2 at least for the remainder of the Initial Period. In the case of Clause 9.2(b) only, and in the absence of an undertaking of the relevant third party to make payments pursuant to Clause 9.2(b)(i), the Purchaser may make a payment to the relevant defined contribution scheme prior to the completion of the Relevant Sale Agreement of an amount equivalent to the value of the payments owed under Clause 9.2(b)(i) for the remainder of the Initial Period.

9.3
Subject to Clause 9.1(b), the Purchaser undertakes to cause the Company to make payments when due arising from and after Completion for Benefits and for contributions due under Clause 9.2(b)(i) in respect of Employees.

9.4
The Purchaser undertakes to communicate its commitments relating to Clauses 9.1, 9.2 and 9.3 through a letter to all Employees no later than forty-five (45) days following signature of this Agreement, such letter to be approved in advance by Vendor.

9.5
The Purchaser acknowledges and agrees that the secondments of any employees of the Vendor or its Affiliates (other than the Company) who are at any time prior to the Completion Date on secondment to the Company shall cease at or before Completion.

9.6
The Purchaser undertakes to indemnify and keep the Vendor and its Affiliates indemnified from and against any claim, liability or loss of whatever nature (including reasonable and duly documented legal costs relating thereto) arising out of or in connection with any Benefits (other than in relation to the Defined Benefit Pension Scheme).

9.7
The Vendor undertakes to indemnify and keep the Purchaser and its Affiliates indemnified from and against any claim, liability or loss of whatever nature (including reasonable and duly documented legal costs relation thereto) arising out of or in connection with the Defined Benefit Pension Scheme, including without limitation any liability arising under any financial support direction or contribution notice issued by the Pensions Regulator.

9.8
The Purchaser shall inform the Vendor in writing of any claim (together with full particulars in relation to each such claim, and related information as the Vendor may reasonably request) by any third party which comes to the notice of the Purchaser, or any Affiliate of the Purchaser, whereby it appears that the Vendor is or might reasonably be considered to become liable under Clause 9.7 (a "Pension Claim") within 15 Business Days on and from the day on which such claim comes to the notice of the Purchaser or Affiliate of the Purchaser (as the case may be).

9.9
The Vendor shall have sole conduct in relation to the legal defence of any Pension Claim, except in circumstances where the Purchaser reasonably believes that its interests or reputation is or could be compromised by such Pension Claim in which case the Vendor shall use all reasonable endeavours to ensure the Purchaser's concerns are taken into account in relation to such legal defence.

9.10
Should the Purchaser or any of the Purchaser's Affiliates be required to announce the contemplated sale by the Vendor and purchase by the Purchaser of the Sale Shares (as contemplated in this Agreement) to their employees or employees' representative bodies, then the Purchaser shall agree with the Vendor on the timing of such announcement before such announcement is made, and take into account the Vendor's reasonable requests in relation to the form and content of such announcement.

9.11
For the avoidance of doubt, nothing in this Agreement shall restrict the Company before the Completion Date in informing or communicating with its employees regarding the change in the direct or indirect ownership of the Company as it shall think fit; provided, however, that any formal written communication with all employees shall be consulted with the transition committee.

9.12
The Purchaser agrees that, unless this Agreement is terminated pursuant to Clause 4.13, it shall not, and shall ensure that the Company shall not, for a period of three years from the Completion Date offer a contract of employment or otherwise attempt to recruit any employee of the Vendor or an Affiliate of the Vendor except with the express written permission of the Vendor.

9.13
The Vendor agrees that, unless this Agreement is terminated pursuant to Clause 4.13, it shall not, and shall ensure that its Affiliates shall not, for a period of three years from the Completion Date offer a contract of employment or otherwise attempt to recruit any employee of the Company except with the express written permission of the Purchaser.

CLAUSE 10.	INSURANCE - EXXONMOBIL POLICIES

10.1
The Vendor and the Purchaser acknowledge that ExxonMobil maintains a worldwide programme of property and liability insurance coverage for itself and its Affiliates, including the Vendor and the Company. This programme has been designed to achieve a coordinated risk management package for the entire ExxonMobil Group. The programme consists primarily of four types of insurance:

(a)	policies issued to Exxon Mobil Corporation or its predecessors;

(b)
policies issued directly to Affiliates by one of ExxonMobil's wholly-owned insurance companies, including without limitation Ancon Insurance Company, Inc., and Bluefield International Insurance Inc., (hereinafter collectively referred to as the "ExxonMobil Captive Insurers");

(c)	policies issued to Affiliates by locally admitted insurers which are reinsured by one of the ExxonMobil Captive Insurers; and

(d)	policies issued to Affiliates by locally admitted insurers which are self-insured by way of pre-funding premiums paid by the relevant Affiliate.

All of the insurance policies through which the worldwide programme of coverage is presently or has been previously provided by or to Exxon Mobil Corporation, its predecessors or Affiliates are herein referred to collectively as the "ExxonMobil Policies".

10.2	It is understood and agreed by the Purchaser that from and after the Completion Date:

(a)	no insurance coverage shall be provided under the ExxonMobil Policies to the Purchaser or its Affiliates, including the Company;

(b)
any and all policies insured or reinsured by any of the ExxonMobil Captive Insurers which, but for this provision would have insured the Company shall be deemed terminated, commuted and cancelled as to the Company;

(c)	any pre-paid premiums for insurance coverage under the ExxonMobil Policies from and after the Completion Date shall be treated pro-rata as Inter-Affiliate Receivables;

(d)	any unpaid premiums for insurance coverage provided to the Company until the Completion Date under the ExxonMobil Policies shall be treated pro-rata as Inter-Affiliate Payables; and

(e)
no claims regarding any matter whatsoever, whether or not arising from events occurring prior to the Completion Date, shall be made by the Purchaser or the Company against or with respect to any of the ExxonMobil Policies regardless of their date of issuance.

10.3
The Purchaser shall indemnify and defend the Vendor and its Affiliates against, and shall hold them harmless from, any claim made after the Completion Date against any of the ExxonMobil Policies by the Purchaser, the Company or any Person claiming to be subrogated to the Purchaser's or the Company's rights, including all costs and expenses (including attorneys' fees) related thereto. Such indemnity shall cover, without limitation, any claim by an insurer for reinsurance, retrospective premium payments or prospective premium increases attributable to any such claim.

10.4
Notwithstanding any provision of this Agreement to the contrary, the Purchaser’s insurance policy or policies shall: (a) cover the Vendor and Affiliates of the Vendor as additional insureds for liabilities arising from or assumed under this Agreement; and (b) be primary as to all other policies (including any deductibles or self-insured retentions). It is further agreed that the Purchaser and its insurer(s) providing coverage shall waive an rights of subrogation and contribution against the Vendor and Affiliates of the Vendor to the extent liabilities are assumed by the .Purchaser.

CLAUSE 11.	CONFIDENTIAL INFORMATION AND VENDOR'S TECHNICAL INFORMATION

11.1
The Purchaser shall treat this Agreement as Confidential Information as defined in the Confidentiality Agreement and shall not disclose its existence or its contents to any third party (except for Affiliates of the Purchaser and its or their respective professional advisers and auditors pursuant to the terms of the Confidentiality Agreement).

11.2
Subject to Clauses 4.16 and 9.10, no press release, announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after the Completion Date by or on behalf of either Party without the prior written approval of the other Party, provided that:

(a)
nothing shall restrict the making by either Party (even in the absence of agreement by the other Party) of any statement or disclosure which may be required by Applicable Law, regulations (including regulations of a relevant stock exchange) and judicial decisions; and

(b)	in any event, the Party making such announcement under this Clause 11.2 shall use all commercially reasonable endeavours to agree the form of it with the other Party prior to its release.

11.3	The Vendor will withdraw from the Company by the Completion Date all Excluded Information.

11.4	The Purchaser shall, and shall procure that the Company shall, hold in confidence, and use only in connection with the Company’s business all of the Vendor's Technical Information.

11.5
The Purchaser shall, and shall procure that from the Completion Date the Company shall, hold in confidence, and not use for any purpose any and all technical information (other than the Vendor's Technical Information) in the possession of the Company as of Completion Date or received from the Vendor or Affiliates of the Vendor prior to Completion Date.

11.6	Nothing in this Clause 11 shall prevent the Company, subject to Clause 18 (Export Controls and Trade Sanctions):

(a)	from disclosing so much of the Vendor's Technical Information as is necessary to their auditors in connection with proper audit of the accounts of the Company, or

(b)	from disclosing so much of the Vendor's Technical Information as is necessary to enable their customers to use the Company’s products; or

(c)	from disclosing so much of the Vendor's Technical Information as is necessary under Applicable Law.

11.7
Nothing in this Clause 11 shall prevent the Company, subject to Clause 18 (Export Controls and Trade Sanctions), from disclosing so much of the Vendor's Technical Information as is necessary to permit the sale of shares or assets of the Company to potential purchaser(s) provided that such potential purchaser(s) are obligated in writing:

(a)	to hold such Vendor's Technical Information in confidence under secrecy obligations no less stringent than the ones hereunder; and

(b)	not to use such Vendor's Technical Information for any other purposes than the contemplated purchasing of shares or assets of the Company.

11.8
Subject to Clause 6.13, nothing in this Clause 11 shall prevent the Company, subject to Clause 18, from disclosing to their contractors and/or materials or component suppliers, so much of the Vendor's Technical Information as is necessary to enable the Company to continue its business operations as existing at Completion Date, provided that such contractors and/or material or component suppliers are obligated to the Company in writing:

(a)	to hold such Vendor's Technical Information in confidence under secrecy obligations no less stringent than the ones hereunder; and

(b)	not to use such Vendor's Technical Information except as authorised by the Company.

It is not intended by the foregoing that the Company obtain written commitments from materials or component suppliers in connection with standard items, e.g. equipment, or where only duty specifications are disclosed to said materials or components suppliers by the Company.

CLAUSE 12.	SOFTWARE

12.1
The Purchaser shall be responsible for ensuring that it and the Company each have in place licences for software on all workstations, laptops and servers owned or used by the Company from the Completion Date.

12.2
Where the basic operating licences for software on the Company’s workstations, laptops and servers are held in the name of the Vendor or an Affiliate of the Vendor which confers usage rights on the Company, the Vendor will notify the Purchaser of such licence agreements prior to the Completion Date and usage rights will be withdrawn by the Vendor as of the Completion Date with the Purchaser being responsible to provide new licences to ensure licence compliance following the Completion Date unless otherwise agreed.

12.3
Without prejudice to the generality of Clauses 12.1 and 12.2, the Purchaser acknowledges and agrees that the operating licence for SAP software is held in the name of the Vendor or an Affiliate of the Vendor and the Purchaser shall be responsible for providing a SAP licence in respect of all of the Company’s relevant SAP users from the Completion Date.

CLAUSE 13.	PURCHASE PRICE ADJUSTMENTS

13.1	The Purchase Price:

(a)	shall be decreased by the amount of the Down payment; and

(b)	shall be decreased by an amount equal to all Special Contributions (net of corporation tax relief thereon) made by the Company into the Defined Benefit Pension Scheme .in the Current Accounts Period.

13.2	If a dividend, special interest payment, profit remittance or capital reduction in respect of the Sale Shares is:

(a)	declared and paid during the Current Accounts Period, then the Purchase Price shall be reduced by the same amount of the dividend, special interest payment, profit remittance or capital reduction; and

(b)
declared but not paid by the Completion Date, it will be treated as an Inter-Affiliate Payable and dealt with in accordance with Clauses 2.2, 3.4 and 3.5 and the Purchase Price shall be reduced by the same amount of the dividend, special interest payment, profit remittance or capital reduction.

13.3
If the Vendor or any of its Affiliates should during the Current Accounts Period make a cash capital contribution which increases the net worth of the Company then the amount of the Purchase Price shall be increased by the amount of such cash capital contribution, provided that the Vendor shall on or prior to the Completion Date produce evidence to the Purchaser by way of verification of the payment of any such capital contribution.

CLAUSE 14.	TAXES AND REGISTRATION AND OTHER DUTIES

14.1
Subject to Clause 6.1(j), and Clause 6.2(i) to (l), the Purchaser undertakes to indemnify and keep Indemnified the Vendor (for itself and as trustee for each of the Affiliates of the Vendor and the officers, directors, managers and employees of the Vendor and of Affiliates of the Vendor) in so far as Taxes incident on legal entities are concerned, from and against all Tax Liabilities due from or in respect of the Company.

14.2
All sums payable by the Vendor or its Affiliates under this Agreement shall be net of any withholding Taxes. If the Vendor or its Affiliates are required by any Applicable Law to deduct Taxes from or in respect of any sum payable under this Agreement to the Company or the Purchaser, the amount paid shall be increased to the extent necessary to ensure that, after making all required deductions, the Company or the Purchaser receives an amount equal to the sum that would have been received had no such deductions been required.  Should the Vendor or its Affiliates be required by Applicable Law to make such payments, such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made, and the Vendor or its Affiliates shall then timely pay the amount due to the relevant tax authority. The Vendor or its Affiliates shall deliver to the Purchaser a certified copy of the tax documents attesting to the collection of such withholding Tax within a 30 day period following the payment date. Should the Purchaser or the Company be held liable for a payment due by the Vendor or its Affiliates pursuant to this Clause 14.2, the Vendor shall defend, hold harmless and indemnify the Purchaser or the Company.

14.3
All sums payable by the Purchaser or the Company under this Agreement shall be net of any withholding Taxes.  If the Purchaser or the Company are required by any Applicable Law to deduct Taxes from or in respect of any sum payable under this Agreement to the Vendor or Affiliates of the Vendor, the amount paid shall be increased to the extent necessary to ensure that, after making all required deductions, the Vendor or Affiliates of the Vendor receive an amount equal to the sum that would have been received had no such deductions been required.  Should the Purchaser or the Company be required by Applicable Law to make such payments, such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made, and the Purchaser or the Company shall then pay the amount due to the relevant tax authority. The Purchaser or the Company shall deliver to the Vendor or Affiliates of the Vendor a certified copy of the tax documents attesting to the collection of such withholding Tax within a 30 day period following the payment date. Should the Vendor or Affiliates of the Vendor be held liable for a payment due by the Purchaser or the Company pursuant to this Clause 14.3, the Purchaser shall defend, hold harmless and indemnify the Vendor or Affiliates of the Vendor.

14.4	The Purchaser agrees that all transactions-related registration taxes and stamp duties and other transfer taxes shall be payable or otherwise borne by the Purchaser.

14.5
The Purchaser acknowledges and agrees that the Vendor and certain Affiliates of the Vendor may require access after the Completion Date to documents of the Company for the purpose of responding to official demands made by authorities of the United States of America or of the United Kingdom.  For the purpose of ensuring that the Vendor and Affiliates of the Vendor can satisfy those requirements, the Purchaser undertakes, upon written request of the Vendor, at the Vendor's cost and expense (other than immaterial internal administrative or service costs) to make available to the Vendor and Affiliates of the Vendor those data and or documents held by the Company at the Completion Date. Nothing in this provision shall prevent the Company from operating in accordance with any policy or practice of the Company with regards to the retention of documents, except that financial records of the Company pertaining to the period from 1 January 2001 up to the Completion Date shall be retained for a minimum period of five years following the Completion Date.

14.6	The assistance obligations set forth in Clause 14.5 shall be timely fulfilled by the Purchaser but should not cause disruption to its normal business activities.

CLAUSE 15.	COSTS

Except as expressly provided otherwise herein, each Party shall pay its own costs in relation to the negotiations leading up to the sale and purchase of the Sale Shares, and to the preparation, signing and carrying into effect of this Agreement.

CLAUSE 16.	APPLICABLE LAW AND DISPUTE RESOLUTION

16.1
This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) shall be governed by, and construed and take effect in accordance with the laws of England. The UN Convention on the International Sale of Goods shall not be applicable.

16.2
Any dispute, controversy or claim arising out of or relating to this Agreement, including but not limited to its performance or the breach, termination or invalidity thereof as well as the pre- and post- contractual obligations, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators, even if the dispute, controversy or claim is based on other legal grounds than the Agreement.

16.3	The seat of arbitration shall be London, the language of the arbitration shall be English.

16.4
It is not incompatible with this arbitration agreement for a court to grant, before or during arbitral proceedings, an interim measure of protection relating to the subject-matter of the arbitration upon request of a Party.

CLAUSE 17.	BUSINESS ETHICS

17.1	For purposes of this Clause 17, "Official" means and includes:

(a)
any officer or employee of any government or any department, agency or instrumentality (i.e., any legal entity controlled by a government) thereof, or any person acting in an official capacity on behalf of any such government, department, agency or instrumentality;

(b)	any political party;

(c)	any official of a political party;

(d)	any candidate for political office; and/or

(e)	any officer or employee of a public international organisation (including without limitation, the United Nations, IMF, World Bank).

17.2
Each of the Parties represents that it has not offered, paid, promised to pay, authorised the payment of, or transferred, money or anything of value to an Official to secure any improper advantage or benefit in relation to the matters contemplated by this Agreement, either directly or indirectly through a third party.

17.3
In recognition of the principles of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions which entered into force on 15 February 1999, the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010, each of the Parties further represents and agrees that it will not, directly or indirectly, in connection with this Agreement or its performance thereunder, offer, pay, promise to pay, or authorize the giving of money or anything of value to an Official, or to any other person while knowing or being to the knowledge of the Vendor of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly to an Official, for the purpose of influencing the act, decision or omission of such Official with regard to any matters related to this Agreement.

17.4
The Purchaser represents that, except as it has already disclosed to the Vendor, no Official or close relative of an Official has any direct or indirect ownership or other legal or beneficial interest in the Purchaser or any of its Affiliates (other than through ownership of publicly traded securities that is not sufficient to constitute a controlling interest), or in the contractual relationship established by this Agreement, and that no such Official serves as an officer, director, manager or employee of the Purchaser.  This representation shall be continuing throughout until the Completion Date.  The Purchaser agrees to notify the Vendor promptly and in writing of any changes between now and the Completion Date in its officers, directors, managers or employees or in the direct or indirect ownership in it or its Affiliates that would be inconsistent with the above representations.

17.5
The Vendor and the Purchaser agree that should the Vendor notify the Purchaser of any concern that there has been a breach by the Purchaser of the provisions of this Clause 17, the Purchaser shall co-operate in good faith with the Vendor in determining whether such a breach has occurred and if the Vendor determines in its reasonable opinion that the breach is a material breach it may elect to treat the breach as a repudiation of this Agreement by the Purchaser.

CLAUSE 18.	EXPORT CONTROLS AND TRADE SANCTIONS

18.1
The Purchaser acknowledges that technology, software, services, and commodities provided to the Company by the Vendor or its Affiliates (or products or technology derived from them) may be subject to US laws, regulations or requirements restricting their export, re-export, transfer or release to certain entities or destinations, including to persons within the Company, the Purchaser or its Affiliates or to unrelated third parties.

18.2
To the extent applicable to the Company or the Purchaser or the subject technology, software, services, commodities or any product that the Company or the Purchaser creates with US-origin content that is supplied by the Vendor or its Affiliates, the Purchaser shall act, and shall cause the Company to act, in accordance with all US export control and economic sanctions laws, regulations, and requirements.

18.3	The Purchaser and its Affiliates shall refrain from acting in a manner that would have the effect of causing the Vendor or its Affiliates to violate any such laws, regulations or requirements.

18.4
The Vendor and the Purchaser agree that, should the Vendor notify the Purchaser that the Vendor has knowledge or reason to believe that the Purchaser has acted or intends to act in a manner in connection with the Transaction that could have the effect of causing the Vendor or its Affiliates to be in violation of US export controls or trade sanctions laws, regulations or requirements, the Purchaser shall co-operate in good faith with the Vendor in determining whether such a breach has occurred or is planned to occur and if the Vendor determines in its reasonable opinion that the breach is a material breach it may elect to treat the breach as a repudiation of this Agreement by the Purchaser.

CLAUSE 19.	ENTIRE AGREEMENT

19.1
This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).

19.2      Each of the Parties acknowledges and agrees that:

(a)
it does not enter into this Agreement and the documents referred to herein on the basis of and does not rely, and has not relied, upon any statement or representation or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any Person (whether a Party to this Agreement or not) except those expressly set out or referred to in this Agreement and the documents referred to herein, and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement;  and

(b)
this Clause 19.2 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Agreement.

CLAUSE 20.	ASSIGNMENT

Except with the prior written consent of the other Party, neither Party may assign this Agreement or any benefit, interest, light or obligation which arises under, out of, or in connection with this Agreement, provided, however, the Vendor may assign any or all of its rights and obligations under this Agreement to any Affiliate of the Vendor without the consent of the Purchaser, provided that the Vendor shall remain secondarily liable for the performance of the obligations of any such assignee hereunder.

CLAUSE 21.	TERMINATION

Either Party may terminate this Agreement at any time after the occurrence of any material breach by the other Party of any of its material undertakings or covenants contained in this Agreement, provided:

21.1
such breach is not curable or, if curable, is not cured by earlier of (i) the 30th day after written notice thereof is given by the other Party, and (ii) the day that is five Business Days prior to the Longstop Date; and

21.2	the Party seeking to terminate this Agreement is not itself in material breach of this Agreement.

CLAUSE 22.	NOTIFICATIONS

22.1	Any notification required or permitted to be given under this Agreement (a “Notice”) shall be given in writing and under appropriate confidential cover.

22.2
The Notice shall be delivered personally or sent by pre-paid registered airmail, return receipt requested, or by fax to the Party due to receive such notice at the following address (or at such other address as may be notified in writing by the relevant Party to the other):

The Vendor:

Address:	ExxonMobil House
Ermyn Way
Leatherhead
Surrey KT22 8UX
Telephone:	+44 (0)1372 225352
Fax:·	+44 (0)1372 222560

Addressed to the Company Secretary

plus an additional copy to:

Exxon Mobil Corporation
Attention: Vice President
Downstream Business Development and Portfolio Management
3225 Gallows Road
Fairfax, Virginia 22037-0001
USA
Fax: +1 703 846 4723

The Purchaser:

Address:	Avenida Juscelino Kubitscheck, 1327, 4° andar,
City of Sao Paulo, State of Sao Paulo,
Telephone:	+55 11 3897 9797
Fax:	+55 11 38979799

Addressed to the Legal Department/M&A Department

22.3
Any notice delivered personally shall be deemed to be received when delivered. Any notice sent by pre-paid express courier such as DHL or Federal Express shall be deemed (in the absence of evidence of earlier receipt) to be received 96 hours after dispatch. In proving the time of dispatch it shall be sufficient to show that the envelope containing such notice was properly addressed, pre-paid and delivered to the express courier.  Any notice by fax shall be deemed to be received at the moment it is sent, if there is hard copy confirmation by the fax machine that the fax was transmitted satisfactorily and provided that the sender can show that it has sought and received confirmation (by electronic mail or by fax) that the original fax notice has been received and printed out in full at the correct destination under Clause 22.2).

CLAUSE 23.	VARIATIONS

No variation of this Agreement, including any variation of this Clause 23, shall be effective unless made in writing and signed by or on behalf of each Party.

CLAUSE 24.	FURTHER ASSURANCE

24.1
Prior to the Completion Date, the Parties shall take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Law) to consummate the Transaction in accordance with its terms and as contemplated by this Agreement and any other transaction documents, if any, as promptly as practicable, including the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to give full effect to and fully carry out the purposes of, this Agreement and the other Transaction documents, if any.

24.2
The Parties shall from time to time and at their own respective cost do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things required by, and in a form satisfactory to the Parties to give full effect to this Agreement and the rights, powers and remedies under this Agreement.

CLAUSE 25.	REMEDIES AND WAIVERS

25.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise a waiver shall be effective only in the circumstances for which it is given.

25.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

25.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

25.4
Without limiting the Parties’ rights under this Clause 25, the rights and remedies provided in this Agreement are cumulative and do not exclude any other rights or remedies provided by Applicable Law (including, without limitation, any remedies at law or in equity), provided however, any limitations set forth in this Agreement with respect to the liability of either Party and/or exclusion of other rights or remedies provided by Applicable Law (including, without limitation, any remedies at law or in equity) shall be equally applicable to all the relevant rights and remedies provided under this Agreement and all other available rights and remedies provided by applicable Legislation. There is no right to set-off.

CLAUSE 26.	THIRD PARTY BENEFICIARIES

Except with respect to any Affiliate of the Vendor or any of its or their officers, directors, employees, agents and contractors, the Parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties Act) 1999 by any person not a party to it.

CLAUSE 27.	EFFECT OF COMPLETION

27.1	The provisions of this Agreement which remain to be performed following the Completion Date shall continue in full force and effect notwithstanding Completion.

27.2	For the avoidance of doubt

(a)
any covenant, undertaking or agreement of the Parties that was to be performed at or prior to the Completion Date and was not duly performed in accordance with this Agreement shall, unless such non-performance was waived in writing by the Party entitled to the benefit of such covenant, undertaking or agreement, survive Completion until the date that is one year after the Completion Date;

(b)
any covenant, undertaking or agreement of the Parties that by its terms is to be performed after the Completion Date shall survive the Completion Date until such covenant shall either have been duly performed in accordance with the terms of this Agreement or formally waived in writing; and

(c)	the Warranties shall survive as provided in Clause 6.

CLAUSE 28.	SEVERABILITY

If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

AS WITNESS the hands of duly authorised representatives of the Parties effective the day and the year first above written.

VENDOR	PURCHASER
Signature: /s/ Dr. KJ Dickens	Signature: /s/ Renato Aparecido Fontana
Name: Dr. KJ Dickens	Name: Renato Aparecido Fontana
Title: Executive Director Fuels Marketing UK + Ireland	Title: Lubrificantes Director